Mail Stop: 3720- CF/AD 11

Via U.S. Mail and Fax (714) -765-0015

								February 24, 2006

Mr. Robert M. Ford, Chief Executive Officer
NextPhase Wireless, Inc.
300 S. Harbor Boulevard, Suite 500
Anaheim, CA 92805

      Re:	NextPhase Wireless, Inc.
      Item 4.02 of Form 8-K
      Filed on February 22, 2006
      File No. 0-24595

Dear Ford:

      We have reviewed your filing and have the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so that we may better understand your disclosure. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting comments:
1. We note in second paragraph that the incorrect entry to the cost of goods sold was discovered by the Company`s financial staff in November 2005 and the staff promptly reported the error to the company`s management, who in turn reported it to the company`s board of directors and independent auditors. Please tell us why the Company was unable to conclude until January 2006 or February 13, 2006 that the financial statements for the periods ended June 30, 2005 and September 30, 2005 should no longer be relied upon, due to the error.

NextPhase Wireless, Inc.
February 24, 2006
Page 2


2. You indicate in second paragraph that error was due to a previously identified deficiency in the Company`s internal controls resulting from an inadequate accounting and financial staffing. Please describe in detail the nature of the previously identified deficiency in the Company`s internal controls and the facts and circumstances that resulted in the incorrect accounting entry.
3. Please tell us in detail how you determined that no restatement of the June 30, 2005 or September 30, 2005 financial statements were required. Also, provide us a brief description of the information provided by the auditors.
4. Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-QSB for the periods ended June 30, 2005 and September 30, 2005.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




NextPhase Wireless, Inc.
February 24, 2006
Page 3

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review.

	You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

							Sincerely,


							Terry French
							Accountant Branch Chief